Vision Dynamics Corporation

1462 Erie Boulevard

Schenectady, New York, 12305

Telephone: (518) 935-2830

DATE:                   March 5, 2014

TO:

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

(202) 551-3344 (Tel)

FROM:

Luis Leung

Principal Executive Officer, Principal Accounting Officer and Principal Finance Officer, Vision Dynamics Corporation

(518) 935-2830 (Tel)

Re:

Vision Dynamics Corporation

SEC comment letter dated December 16, 2013 regarding

Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 16, 2013

File No. 000-52982

The Company response to the SEC Comment Letter dated March 5, 2014, follows. We have included the Comments above each of our responses for reference and ease of review.

General

1.	Please tell us why you have not filed Form 10-Q for the fiscal quarter ended June 30, 2013.

Company Response:

Form 10-Q for fiscal quarter ended June 30, 2013 was submitted to our filing agent for Edgarization on August 19, 2013.  The Company auditors requested several adjustments to the report and the Company re-submitted Form 10-Q with the recommended changes to the filing agent on November 19, 2013. On the same date (November 19, 2013), the company submitted Form 10-Q for period ending September 30, 2013 for Edgarization and filing with the SEC. After filing agent Edgarized both Form 10-Q for period ending September 30, 2013 and Form 10-Q for period ending June 30, 2013, the Company approved filing of Form 10-Q for period ending September 30, 2013, but we failed to submit approval for filing of Form 10-Q for period ending June 30, 2013.

This issue was rectified on March 5, 2014 when the Company approved filing of Form 10-Q for period ending June 30, 2013.

Report of Independent Registered Public Accounting Firm, page F-2

2.

Please file a revised audit report that refers to and renders an opinion on your statements of operations, stockholders’ equity and cash flows for the period from inception of the development stage, October 28, 2010, to December 31, 2012. As long as you are considered a development stage entity, auditor association with cumulative amounts from inception included in your financial statements is required. If it is impracticable to obtain that audit you may request a waiver from CF-OCA of the audit requirement for the amounts from inception in annual financial statements. Please follow the instructions for consulting with CF-OCA found here:

http:www.sec.gov/info/accountants/ocasubguidance.htm.

Company Response:

The Company requested its certifying accountant to provide the revised audit letter, which shall be filed with the amended 10-K/A for period ending December 31, 2012.  The Company shall submit a Form 10-K/A for that period no later than March 6, 2014.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 32

3.

We note that on January 29, 2013 your former accountant, Hamilton, P.C., discontinued their practice. Please be advised that Item 4.01 Form 8-K is required to be filed within four business days of the resignation or dismissal of your auditor. As such, please file an Item 4.01 Form 8-K and include all the information required by Item 304 of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Hamilton, P.C. at the time you file your Form 8-K please disclose this fact and the reasons why in the Form 8-K.

Company Response:

The Company filed an amended 8-K/A, properly disclosing the resignation of Hamilton, P.C., our prior certifying accountants and providing exhibit 16 (letter from Hamilton, P.C.). The filing also disclosed the appointment and engagement of DKM Certified Public Accountants as the Company’s independent registered public accounting firm on February 11, 2013 and the board of directors approval of such appointment on that same date.

Signatures, page 41

4.

Please refer to the Signature Page and General Instruction D to Form 10-K and amend the filing to provide conforming signatures. In this regard, please note the report should be signed not only by the registrant but also on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.

Company Response:

The Company has amended the Signature Page of Form 10-K for period ending December 31, 2012 and shall submit a Form 10-K/A for that period no later than March 6, 2014.

Closing Comments

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our public filings including our response to SEC comments. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our public filings and understand that SEC staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any further inquiries following this submission.

Sincerely,

/s/ Luis Leung

Luis Leung